UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 29 July 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

LEI: 213800ZVIELEA55JMJ32

29 July 2026

Notification of full year results and Capital Markets Day

Diageo will be releasing its full year fiscal 26 preliminary results on Thursday 6 August 2026 at 11am UK (12 CET) ahead of its Capital Markets Day commencing later that afternoon at 1.30pm UK (2.30pm CET).

There will be an audio recording and presentation on fiscal 26 results shared at 11am UK shortly after the results release.  The Capital Markets event will be webcast from 1.30pm UK; a link for the webcast can be found at https://www.diageo.com/en.

For further information, please contact:

Investor relations:

Sonya Ghobrial                                                     +44 (0) 7392 784 784
Andy Ryan                                                            +44 (0) 7803 854 842
Grace Murphy                                                       +44 (0) 7514 726 167

Media relations:

Rebecca Perry                                                       +44 (0) 7590 809 101
Clare Cavana                                                         +44 (0) 7751 742 072

Note to Editors

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 29 July 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary
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